Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 20 - 2009

October 26, 2009
FOR IMMEDIATE RELEASE

INFILL DRILLING EXTENDS PRINCIPAL ZONE MINERALIZATION
AT CASA BERARDI

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report the results of infill drilling along  Zone 124 at its Casa Berardi Mine, north-western Quebec.

The current exploration program at Casa Berardi is focussing on the discovery of new lenses and increasing mineral resources.  One of the current targets is Zone 124, located within the Principal area, one kilometre east of the West Mine production shaft.

Underground drilling from the 280 metre level exploration drift has completed sixteen (16) new holes on a 50 metre spacing.  The drill program is targeting two parallel mineralized structures that have over 100 metres of strike and 250 metres of vertical extension between a depth of 100 metres (4,900 m elevation) and 350 metres (4,650 elevation).   Sixteen (16) new mineralized intersections out of thirty (30) had a metal factor (grade x width) of greater than 10.

The best results reported for Zones 124-1 and 124-2 were 59.4 grams of gold per tonne over 7.0 metres in hole CBP-0062 and 16.2 grams of gold per tonne over 4.2 metres in hole CBP-0056, respectively, which indicate high grade trends within the zones, a feature that is similar with Zones 113 and Lower Inter, which contain the bulk of the current mineral reserves.  Results of all holes are reported in the attached table.

In Zones 124-1 and 124-2, mineralization is in the form of an array of near vertical veins and stockworks with widths of several metres, enclosed in strongly altered and deformed volcanic or conglomerate units.  The mineralized lenses are approximately 20 to 30 metres apart, at a distance of approximately 80 metres (Zone 124-1) and approximately 100 metres (Zone 124-2) from the Casa Berardi fault.  Graphitic schist and brittle fault zones are minor in comparison with mineralization along the Casa Berardi fault.

“The continuity of the quartz veins on Zone 124 indicates potential to extend mineral reserves east of the current production shaft”, said Jeannot Boutin P. Eng., Mine Geology Superintendant.

Outlook

A budget of $15 million approved for this year at Casa Berardi will include a total of 40,000 metres of underground and surface drilling and 1,900 metres of underground exploration drift access.

Ten drill rigs are active on site, of which, two rigs are currently drilling from the 280 metre level exploration drift to better define and test the depth extension of the current mineral resources in the Principal area.  An updated mineral resource estimate is expected to be completed at year end.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finish. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse reject are carried out on approximately 5% of samples. Additional information on Quality Assurance and Quality control (“QA/QC”), can be found in the “Technical report on the Casa Berardi Mine” dated February 9, 2009 by Scott Wilson RPA, which can be found under Aurizon’s profile on www.sedar.com.  Primary exploration assaying was performed at the mine site laboratory and at Swastika laboratory in Ontario. The QA/QC program is performed at ALS Chemex laboratory in Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin, P.Eng ., Mine Geology Superintendant at Casa Berardi and a “qualified” person under National Instrument 43-101.  Mr. Boutin is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Casa Berardi mine. All other information previously released, together with all technical reports on Casa Berardi, are available on the Aurizon website.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Executive Vice President, Operations Telephone: 819-874-4511 Fax: 819-874-3391

Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: François Trépanier: ftrepanier@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effects of drill results on the Casa Berardi project, estimated mineral reserves and timing and expectations of future development, exploration, mineral reserve and mineral resource estimates, and work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral reserve and resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property,  that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable,  that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves and resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral reserves and resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Zone 124-1
Hole	East	From	To	Length along the hole	Gold grade	True Width
	(metres)	(metres)	(metres)	(metres)	(grams/tonne)	(metres)
CBP-0038	12481	243	246.2	3.2	6.4	3.0
CBP-0039	12474	233.3	235.9	2.6	4.9	2.6
CBP-0040	12415	196.9	200	3.1	22.5	3.0
CBP-0051	12411	215.7	217.2	1.5	15.4	1.3
CBP-0052	12438	215.9	217.9	2.0	17.3	2.0
CBP-0053	12424	221	222.3	1.3	14.5	1.0
CBP-0054	12435	229.2	233.6	4.4	9.0	4.0
CBP-0062	12496	285	292.7	7.7	59.4	7.0
CBP-0063	12502	277.5	281.2	3.7	6.2	3.6

In Zone 124-1, holes CPB-0036, CPB-0041, CPB-0049, CPB-0055, CPB-0056 and CBP-0061 have returned results below the metal factor (grade x width) threshold of 10 and are not listed on the table.

Zone 124-2
Hole	East	From	To	Length along the hole	Gold grade	True Width
	(metres)	(metres)	(metres)	(metres)	(grams/tonne)	(metres)
CBP-0036	12489	278	289.2	11.2	4.8	8.0
CBP-0041	12415	183.1	186.4	3.3	14.8	3.0
CBP-0048	12409	184.2	192.9	8.7	5.8	8.0
CBP-0049	12411	180.5	188.5	8.0	6.0	8.0
CBP-0055	12443	208.6	210.6	2.0	8.8	1.5
CBP-0056	12444	215	220.2	5.2	16.2	4.2
CBP-0061	12492	332.8	339.8	7	5.7	5.2

In Zone 124-2, holes CBP-0038, CBP-0040, CBP-0051, CBP-0052, CBP-0053, CBP-0054, CBP-0062 and CBP-0063 have returned results below the metal factor (grade x width) threshold of 10 and are not listed on the table.

CASA BERARDI MINE
Composite Longitudinal Section

4 km
W
E
West Mine & 113 Area
118-123-124 & Principale Area
East Mine Area
INTER
NW
111
SW
109
LI
104
113
115
117S
118
123S
Zone 124-2
Zone 124-1
P. Crown Pillar
P. Underground
E. Crown Pillar
E. Underground
CHERTY
160
4600m
4200m
3800m
-400m
-800m
10400E
12000E
13600E
15200E
0
0.5 km
4900m
4800m
4700m
4600m
Zone 124-2
6.0/8.0
14.8/3.0
8.8/1.5
5.8/8.0
16.2/4.2
4.8/8.0
5.7/5.2
12200E
12400E
12600E
4900m
4800m
4700m
4600m
15.4/1.3
9.0/4.0
14.5/1.0
22.5/3.0
2.7/12.2
inc. 4.9/2.6
17.3/2.0
6.2/3.6
6.4/3.0
59.4/7.0
Zone 124-1
12400E
12600E
12800E
5000m
4900m
4800m
4700m
4600m
Cross Section
12450E
9.0/4.0
17.3/2.0
8.8/1.5
16.2/4.2
124-1
124-2
FCB
9600N
9800N
10000N
10200N

- Proven & Probable Reserves
- Measured & Indicated Resources
- Inferred Resources
- Past Production
- Existing Infrastructure
- Proposed Development

Metal Factor = grade x width

- ★ (red) New hole - metal factor >10
- ☆ (yellow) New hole - metal factor <10
- ■ Assays Pending
- ▲ Previously released by Aurizon - metal factor >10
- △ Previously released by Aurizon - metal factor <10
- ● Historical hole - metal factor >10
- • Historical hole - metal factor <10

Geology

- Mafic volcanics
- Conglomerate
- Wacke

2.4/15.0 =g/t Au/m (true width)

AURIZON
MINES LTD.

CASA BERARDI GOLD MINE (Quebec)

Follow up drilling along the 124 zone

Composite Longitudinal Section

October 21, 2009

Reference: News Release Issue No. 20-2009